EXHIBIT 99.3.1

TRIZEC CANADA INC.

Form 52-109FT1 – Certification of Annual Filings

I, Peter Munk, Chairman and Chief Executive Officer, certify that:

(1)	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Trizec Canada Inc. for the period ending December 31, 2004;

(2)	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

(3)	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the annual filings.

Date:	March 21, 2005

/s/ Peter Munk
Peter Munk
Chairman and Chief Executive Officer
Trizec Canada Inc.

TRIZEC CANADA INC.

Form 52-109FT1 – Certification of Annual Filings

I, Colin J. Chapin, Senior Vice President, Chief Financial Officer and Corporate Secretary, certify that:

(1)	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Trizec Canada Inc. for the period ending December 31, 2004;

(2)	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

(3)	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date:	March 21, 2005

/s/ Colin Chapin

Colin J. Chapin
Senior Vice President, Chief Financial Officer and Corporate Secretary
Trizec Canada Inc.